SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BGS ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G1082J100
(CUSIP Number of Class of Securities)

Cesar Baez
c/o BGS Acquisition Corp.
20 West 55th Street, 2nd Floor
New York, NY  10009
(212) 823-0821
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐      third-party tender offer subject to Rule 14d-1.

        ☒     issuer tender offer subject to Rule 13e-4.

        ☐      going-private transaction subject to Rule 13e-3.

        ☐      amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBITS

Exhibit Number	Description
99.1	Investor Presentation Materials dated October 17, 2013